UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pressure Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

74112E109
(CUSIP Number)

Roy O. Brady, Jr.
25 Orchard Avenue
Providence RI 02906
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       74112E109

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Roy O. Brady, Jr.
              ###-##-####

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) [__]
              (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)

               PF

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization:

               United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 152,048 8. Shared Voting Power 9. Sole Dispositive Power 152,048 10. Shared Dispositive Power

    11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 152,048

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.        Percent of Class Represented by Amount in Row (11)

                 6.3%

    14.        Type of Reporting Person (See Instructions)

                 IN

CUSIP No.       74112E109

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Laura Louise Hawkins
              ###-##-####

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) [__]
              (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)

               PF

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization:

               United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 41,043 8. Shared Voting Power 9. Sole Dispositive Power 41,043 10. Shared Dispositive Power

    11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 41,043

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.        Percent of Class Represented by Amount in Row (11)

                 1.7%

    14.        Type of Reporting Person (See Instructions)

                 IN

The reporting persons identified on pages 2 through 7 to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 of Pressure Biosciences, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 217 Perry Parkway, Gaithersburg, MD 20877.

Item 2. Identity and Background

(a) This Schedule is filed by Roy O. Brady, Jr. and Laura Louise Hawkins, a married couple.

(b) Residential address for Roy O. Brady, Jr. and Laura Louise Hawkins 25 Orchard Avenue Providence, RI 02906

(c) Ms. Hawkins' principal occupation is as a librarian. Mr. Brady's principal occupation is as a self-employed investor.

(d)-(e) During the last five years , neither Mr. Brady or Ms. Hawkins have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in causing them to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Both Mr. Brady and Ms. Hawkins are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

Prior to February 11, 2005, Mr. Brady acquired 302,048 shares of Common Stock on the open market using personal funds totaling $471,622.11. Ms. Hawkins acquired 41,043 shares of Common Stock on the open market using personal funds totaling $133,133.67.

On February 11, 2005, the Issuer completed an issuer tender offer to purchase up to 5,500,000 shares of its Common Stock at a purchase price of $3.50 per share. Based on the final count by the depositary for the tender offer, 5,210,001 shares of Common Stock, including 761,275 shares issued upon exercise of stock options, were properly tendered and not withdrawn. Mr. Brady sold 150,000 shares of Common Stock in the tender offer. As a result of the completion of the tender offer the number of issued and outstanding shares of Common Stock of the Issuer will be reduced from 6,872,915 to 2,424,189 shares of Common Stock Mr. Brady's beneficial ownership will increase from 4.39% to 6.27%, and Ms. Hawkins beneficial ownership will increase from 0.60% to 1.69%.

Item 4. Purpose of Transaction

This Schedule 13D is being filed in connection with issuer tender offer described in Item 3.

Mr. Brady's and Ms. Hawkins' transactions were solely for investment purposes. Mr. Brady and Ms. Hawkins have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) At the close of business on February 11,2005, Mr. Brady was the beneficial owner of 152,048 shares of Common Stock and Ms. Hawkins was the beneficial owner of 41,043 shares of Common Stock. Based on the final count by the depositary for the tender offer described in Item 3, Mr. Brady and Ms. Hawkins ownerships represent 6.27% and 1.69% of the Issuer's issued and outstanding shares respectively.

(b) Mr. Brady has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 152,048 shares of Common Stock. Ms. Hawkins has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 41,043 shares of Common Stock.

(c) In addition to the tender of 150,000 shares of Common Stock at $3.50 per share, as described in Item 4 of this Schedule 13D, Mr. Brady sold 1,900 shares of Common Stock at $3.46 per share on January 13, 2005 and sold 200 shares of Common Stock at $3.52 per share on February 3, 2005, on the open market. On February 1, 2005, Ms. Hawkins bought 5,000 shares of Common Stock at $3.37 per share on the open market.

(d)   Not Applicable.

(e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Brady and Ms. Hawkins and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies

Item 7. Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/17/2005 BY: Roy O. Brady, Jr —————————————— Roy O. Brady, Jr
BY: Laura Louise Hawkins —————————————— Laura Louise Hawkins

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).